United States Securities and Exchange Commission
Washington, DC 20549

Notice of Exempt Solicitation

1.	Name of Registrant:

SPARTANNASH COMPANY

2.	Name of person relying on exemption:

THE ACCOUNTABILITY BOARD, INC.

3.	Address of person relying on exemption:

401 Edgewater Pl #600, Wakefield, MA 01880

4.	Written materials:

The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made in the interest of public disclosure and consideration of these important issues.

April 15, 2024

Dear fellow SpartanNash shareholders,

Proposal 6 in SpartanNash’s (SPTN) proxy statement is our proposal seeking improved disclosure about “gestation crates” in its pork supply. These highly controversial cages restrain pigs so tightly, they can’t even turn around for months or weeks at a time.

We write now about two aspects of the company’s statement opposing that proposal: (1) incongruities in it, and (2) the fact that much of it seems to have been copied from a competitor’s recent proxy statement.

First though, for context, animal cruelty poses risks that can jeopardize the delivery of durable returns.

In a well-known example, after the 2013 documentary Blackfish, SeaWorld’s share value fell 44%; by 2015, it had reported an 84% drop in second quarter net income compared to the previous year.

Such risks exist for food companies too.

FMI, which is a prominent food industry trade association vice-chaired by SPTN CEO Tony Sarsam, conducted a study that found transparency is “extremely important” to shoppers, with 74% saying that means providing “values-based information such as animal welfare.” As well:

•	Citigroup has called “concerns over animal cruelty” a “headline risk” imperiling food companies.
•	Costco has reported that, “failure to provide adequately for the welfare of animals throughout Costco’s supply chain could have significant adverse effects on the business…and its investors.”
•	A 2023 Merck study found animal welfare is “extremely or very important” to 66% of consumers.
•	The World Bank’s International Finance Corporation reports, “Businesses that address or enhance animal welfare are likely to win or retain a competitive advantage in the global marketplace.”
•	And Walmart found 77% of shoppers trust retailers more due to humane livestock treatment.

Further, consider The Sustainability Accounting Standards Board’s (SASB) “Materiality Map,” which identifies issues “that are likely to affect the financial condition or operating performance of companies within an industry.”

For the Food & Beverage industry, the broad category of “Supply Chain Management” within the map is marked as being an issue that’s “likely to be material for more than 50% of industries” in the sector. SASB’s description of “Supply Chain Management” for the processed food industry says, “The category addresses management of environmental, social, and governance (ESG) risks within a company’s supply chain,” specifying that such issues “include, but are not limited to, environmental responsibility, human rights, labour practices, and ethics and corruption.” [Emphasis added.] And elsewhere, it does list~~s~~ animal welfare as being material.

For example, SASB says that, “Supply chain management is crucial for restaurants to ensure food safety, to protect their reputations and increase revenue. [S]ustainable and ethical sourcing by industry entities may be necessary to ensure future supply and to minimise lifecycle impacts of entity operations.” It continues: “Sourcing from suppliers that have high quality standards, employ environmentally sustainable farming methods, and honour labour rights may better create value over the long-term. By increasing the amount of food supply sourced in conformance with environmental and social standards, as well as conformance with animal welfare standards and best practices, restaurant operators may be able to maintain food quality, manage food safety issues, enhance their reputation and expand their market share.” [Emphases added.]

Regarding gestation crates, SASB’s standards for food retailers specifically call for data about the amount of “pork produced without the use of gestation crates.” Further, eleven states ban or restrict these cages (see CageFreeLaws.com), and Glass Lewis has found that “the use of gestation crates could place companies at a financial disadvantage from an operational perspective.”

Against that backdrop, our proposal seeks disclosure regarding the prevalence of gestation crates in SPTN’s supply chain—something the company has apparently already measured.1 But the Opposition Statement is noticeably silent on this aspect of the proposal, except to say that SPTN “already has disclosures” about animal welfare (albeit, not the disclosure the proposal requests).

Our proposal also seeks targets for transitioning toward group-housed pork (the alternative to pork produced via solitary confinement). On this point, the Opposition Statement paints contradictory pictures.

The first picture is one of a company that’s “committed to the issue of humane treatment of animals,” “care[s] deeply about the humane treatment of animals,” and belongs to organizations “which provide members with resources for establishing science-based, global animal welfare standards.” Indeed, the statement says, SPTN itself “maintain[s] an Animal Welfare Policy” that puts specific expectations upon suppliers, such as “expect[ing] our suppliers and vendors to incorporate the Five Freedoms of animal welfare into their supply chain.”

The second picture is the precise opposite though: one of a company that can’t set specific standards.

Indeed, notwithstanding the assertions above, SPTN’s Opposition Statement also claims the proposal’s request to establish measurable targets regarding gestation crates “reflects a misunderstanding of our Company’s dependent role within the industry’s complex supply chain.”

That claim is particularly incongruous with other aspects of the Opposition Statement though—especially since (as our proposal points out), the use of gestation crates is hugely misaligned with the Five Freedoms of animal welfare principle. In fact, the original scientific report that served as the very basis for the Five Freedoms principle specifically urged an end to gestation crate confinement, as a practice that is particularly at odds with these freedoms. Thus, our proposal simply seeks a target for achieving an expectation SPTN claims to already have.

The company’s position is also incongruous with the actions of many other major food companies, which do have specific sourcing pledges and standards on this topic.

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1 As our proposal notes, responding to SASB’s metric about the percent of gestation crates in the supply chain, SpartanNash’s 2021 ESG Report said the data was “being reviewed and assessed for disclosure in the future.” Then, its 2022 ESG Report said, “We do not disclose this information publicly.”

Indeed, consider the following examples: Wendy’s already uses 100% group-housed pork domestically, McDonald’s will reach 100% this year, and Restaurant Brands International is tracking toward 94% globally; Panera, Shake Shack, Cheesecake Factory, Jack in the Box, Chipotle and many others exclusively use (or are on track to) group-housed pork, too; Kroger’s on track for “100% of fresh pork from sows in group housing” by 2025; Costco announced group housing “beginning in calendar 2023 for all fresh pork and Kirkland Signature cooler items”; Amazon “committed to sourcing gestation crate-free pork by 2025 in our grocery Private Brands fresh pork products in North America”; and Target already ensures group housing for “the vast majority” of fresh pork. Compass Group, Sodexo, Aramark also all have pledges for group-housed pork and are reporting a great degree of progress.

To put it bluntly, this just doesn’t add up. And as shareholders, we worry that SPTN’s contradicting positions may reflect poor governance around animal welfare: that despite recognizing animal welfare as a material risk, the Board isn’t carefully or thoughtfully mitigating those risks.

Not surprisingly, SPTN says otherwise. In fact, its Opposition Statement opens by stating, “The Board has,” in fact, “carefully considered Proposal 6 and, for the reasons described below, believes that the implementation of this proposal is unnecessary and not in the best interests of the Company or its shareholders.” [Emphasis added.]

But that line (and ~ 40% of the entire Statement) is nearly identical to a 2023 Sysco opposition statement, raising questions about just how carefully the Board actually did consider the topic. For example:

From Sysco’s 2023 proxy statement	From SpartanNash’s 2024 proxy statement
The Board has carefully considered the stockholder proposal and, for the reasons described below, believes that the implementation of the proposal is unnecessary and not in the best interests of the Company or its stockholders.	The Board has carefully considered this proposal and, for the reasons described below, believes that the implementation of this proposal is unnecessary and not in the best interests of the Company or its shareholders.

Sysco is a foodservice distributor. We do not own, raise, breed, process, or transport live animals.	SpartanNash is a retailer and a distributor of food products that does not own or operate any farms or animal processing facilities.

We provide a wide variety of high-quality products that cater to different consumer preferences, including price, and we are subject to the customer demand and product supply made available to us.	While the Company works with suppliers to provide a range of products that cater to the individual needs and demands of our customers and shoppers.

… The Board commends the proponent for its efforts to eliminate gestation crate usage among the industry’s pork manufacturers. However, the current proposal for Sysco (a downstream distributor) to issue measurable targets for unilaterally imposing this change in manufacturer practices reflects a misunderstanding of Sysco’s dependent role within this complex supply chain.	… The Board understands that the proponent desires for the industry to move away from the utilization of gestation crates, and we are not disputing the merit of this position. However, this proposal would require SpartanNash to issue measurable targets for transitioning away from gestation crates and reflects a misunderstanding of our Company’s dependent role within the industry’s complex supply chain…

Meaningful change will be best achieved through collaboration among all stakeholders, including farmers, ranchers, suppliers, animal welfare organizations (such as the proponent) and regulatory bodies.	We believe that more meaningful change may be achieved through collaboration amongst all stakeholders, including farmers, ranchers, suppliers, animal welfare organizations (such as the proponent) and regulatory bodies.

As a distributor, Sysco exists at the intersection of these various stakeholder interests. We will continue exerting our influence as an industry leader in a measured and responsible manner…	As a distributor and retailer, SpartanNash exists at the intersection of these various stakeholder interests and will continue our commitment to animal welfare…in a measured and responsible manner.

In conclusion, the Board believes that Company management (not the proponent) is best positioned to prioritize attention and resources among various animal welfare objectives and to balance these objectives against competing stakeholder interests.	In summary, we believe that the Company is best positioned to determine the animal welfare initiatives to which the Company should devote its attention and resources as well as the extent to which the Company should engage with suppliers on such initiatives.

Accordingly, the Board believes that implementation of this proposal is unnecessary and not in the best interests of the Company or its stockholders.	…Accordingly, the Board believes that this proposal is not in the best interests of the Company or its shareholders.

Also from Sysco’s 2024 proxy statement	From SpartanNash’s 2024 proxy statement

Furthermore, the global regulatory environment is evolving, and Sysco is committed to continue complying with all applicable laws and regulations governing our operations — requiring the same of all upstream suppliers — including any future laws and regulations imposing stricter or more specific requirements for distributors.	We recognize that the regulatory environment in the markets where we operate is continually changing. We remain committed to complying with all laws and regulations in the markets where we operate our business and will continue to monitor any changes that impose additional requirements on distributors and retailers.

The treatment of animals poses serious material risks and yet it seems the Board showed little interest in even producing an original Opposition Statement on the topic, thus raising significant governance concerns about how it’s assessing and mitigating such risks.

Further, despite Sysco’s position, the proposal it used this language to oppose received a significant percentage of shareholder votes, and was supported by Institutional Shareholder Services (ISS).

As ISS concluded, “A vote FOR this resolution is warranted. In light of regulatory developments and the company's lack of disclosure, shareholders would benefit from more information on the company’s policies and practices related to reducing or eliminating the use of gestation crates in its pork supply chain.”

Here, too, we believe a vote for the proposal is warranted. Rather than providing a thoughtful analysis about how the company is managing the risks associated with animal abuse (in general) and the use of gestation crates (in particular), the company instead presents a virtually indistinguishable version of a competitor’s position—and one that’s rife with conflicting claims.

On highly consequential matters like this one, we believe shareholders deserve better. Thank you.

Note: We’re not asking for and can’t accept your proxy card. Please vote FOR the proposal, following the instructions from management included with the proxy materials on how to cast your ballot.